Exhibit 99.9

CONSENT OF AUTHOR

Tom E. McCandless, Ph.D., P.Geo.

VP Exploration – Mountain Province Diamonds Inc.

161 Bay Street Suite 1410

Toronto ON M5J 2S1

Re: Mountain Province Diamonds Inc.’s Incorporation by Reference of the “NI 43-101 Technical Report, Gahcho Kué Mine, Northwest Territories, Canada” as dated March 28, 2022, with effective date December 31, 2021 and inclusion of references to the 2021 Technical Report in the Company’s Form 40-F for the year ended December 31, 2021.

I, Tom E. McCandless, Ph. D., P.Geo., consent to the incorporation by reference of extracts of the 2021Technical Report entitled “NI 43-101 Technical Report, Gahcho Kué Mine, Northwest Territories, Canada” as dated March 28, 2022, with effective date December 31, 2021 and inclusion of references to the 2021 Technical Report in the Company’s Form 40-F for the year ended December 31, 2021.

I consent to extracts from, or a summary of, the 2021 Technical Report in Item 4D from sub-headings Extracts from Technical Report, (the “relevant sections”) of Mountain Province Diamonds Inc.’s Form 40F filing with the Securities and Exchange Commission, for the year ended December 31, 2021.

I confirm that I have read the relevant sections of the Form 40F filing for Mountain Province Diamonds Inc. for the year ended December 31, 2021, and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 28th day of March, 2022

/s/ Tom E. McCandless, Ph.D., P.Geo.

Signature of Qualified Person
Tom E. McCandless, Ph.D., P.Geo.

Name of Qualified Person